

POWER
CORPORATION
OF CANADA

NEWS RELEASE

751 VICTORIA SQUARE, MONTRÉAL, QUÉBEC, CANADA H2Y 2J3   TELEPHONE (514) 286-7400   TELECOPIER (514) 286-7424



07023883

SUPPL

FOR IMMEDIATE RELEASE

082-00137

Readers are referred to the Forward-looking Statements and Non-GAAP Financial Measures at the end of this release.

FIRST QUARTER OPERATING EARNINGS INCREASE 44%

DIVIDEND INCREASE 22.2%

Montréal, Québec, May 10, 2007 – Power Corporation of Canada's operating earnings for the three-month period ended March 31, 2007 were $363 million or $0.78 per share, compared with $254 million or $0.54 per share in the corresponding period of 2006. This represents a 44% increase on a per share basis.

Growth in operating earnings in 2007 reflects a strong growth in the contribution from Power Financial, as well as a high level of income from investments, mainly generated by the Corporation's investment in the Sagard 1 Fund in Europe and the Corporation's QFII operations in China.

Other income was nil in the first quarter of 2007 as in the first quarter of 2006.

As a result, net earnings for the period were $363 million or $0.78 per share, compared with $254 million or $0.54 per share in the first quarter of 2006.

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RESULTS OF POWER FINANCIAL CORPORATION

Power Financial Corporation's operating earnings for the three-month period ended March 31, 2007 were $482 million or $0.66 per share, compared with $408 million or $0.56 per share in the corresponding period in 2006. This represents an 18.4% increase on a per share basis.

Growth in operating earnings reflects primarily growth in the contribution from the Power Financial's subsidiaries and affiliate.

Other income was nil in the first quarters of 2007 and 2006, and therefore net earnings, including other income, for the three-month period ended March 31, 2007 were $482 million or $0.66 per share, compared with $408 million or $0.56 per share in the first quarter of 2006.

DIVIDENDS ON PREFERRED SHARES

The Board of Directors today declared quarterly dividends on the Corporation's preferred shares, as follows:

Type of shares	Record Date	Payment Date	Amount
1986 Series	June 22, 2007	July 15, 2007	To be determined In accordance with the articles of the Corporation
Series A	June 22, 2007	July 15, 2007	35¢
Series B	June 22, 2007	July 15, 2007	33.4375¢
Series C	June 22, 2007	July 15, 2007	36.25¢
Series D	June 22, 2007	July 15, 2007	31.25¢



DIVIDENDS ON PARTICIPATING SHARES

The Board of Directors also declared a dividend of 24.125 cents on the Participating Preferred and Subordinate Voting Shares of the Corporation, payable June 29, 2007 to shareholders of record June 8, 2007. This represents an increase of 4.375 cents or 22.2% over the previous quarterly dividend of 19.75 cents.

Forward-looking Statements

Certain statements in this press release, other than statements of historical fact, are forward-looking statements based on certain assumptions and reflect the Corporation's or its subsidiaries' or affiliates' current expectations. These statements may include, without limitation, statements regarding the operations, business, financial condition, priorities, ongoing objectives, strategies and outlook of Power Corporation, its subsidiaries or affiliates for the current fiscal year and subsequent periods. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "plans", "believes", "estimates", "intends", "targets", "projects", "forecasts" or negative versions thereof and other similar expressions, or future or conditional verbs such as "may", "will", "should", "would" and "could".

This information is based upon certain material factors or assumptions that were applied in drawing a conclusion or making a forecast or projection as reflected in the forward-looking statements, including the perception of historical trends, current conditions and expected future developments as well as other factors that are believed to be appropriate in the circumstances.

By its nature, this information is subject to inherent risks and uncertainties that may be general or specific. A variety of material factors, many of which are beyond the Corporation's, its subsidiaries' and affiliates' control, affect the operations, performance and results of the Corporation's, its subsidiaries and affiliates, and their business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, management of market liquidity and funding risks, changes in accounting policies and methods used to report financial condition, including uncertainties associated with critical accounting assumptions and estimates, the effect of applying future accounting changes, business competition, technological change, changes in government regulation and legislation, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, the Corporation's, its subsidiaries' or affiliates' ability to complete strategic transactions and integrate acquisitions, and the Corporation's or its subsidiaries' or its affiliates' success in anticipating and managing the foregoing risks.

The reader is cautioned that the foregoing list of factors is not exhaustive of the factors that may affect any of the Corporation's, its subsidiaries' and affiliates' forward-looking statements. The reader is also cautioned to consider these and other factors carefully and not to put undue reliance on forward-looking statements.

Other than as specifically required by law, the Corporation undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise.

Additional information about the risks and uncertainties of the Corporation's business is provided in its disclosure materials, including its most recent Management's Discussion and Analysis of Operating Results and Annual Information Form, filed with the securities regulatory authorities in Canada, available at www.sedar.com.



Non-GAAP Financial Measures

In analysing the financial results of the Corporation and consistent with the presentation in previous years, net earnings are subdivided into the following components:

- *operating earnings; and*
- *other items, which includes, but is not limited to, the impact on the Corporation's net earnings of "Other income" as presented in the Corporation's consolidated statements of earnings (net of income tax and non-controlling interests, if any).*

Management has used these performance measures for many years in its presentation and analysis of the financial performance of Power Corporation, and believes that they provide additional meaningful information to readers in their analysis of the results of the Corporation. "Operating earnings" excludes the after-tax impact of any item that management considers to be of a non-recurring nature or that could make the period-over-period comparison of results from operations less meaningful, and also excludes the Corporation's share of any such item presented in a comparable manner by its subsidiaries. Operating earnings and operating earnings per share are non-GAAP financial measures that do not have a standard meaning and may not be comparable to similar measures used by other entities.

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Attachments: Financial Information (unaudited)

For further information, please contact:

Mr. Edward Johnson
Senior Vice-President, General Counsel and Secretary
(514) 286-7400

Power Corporation of Canada

CONSOLIDATED BALANCE SHEETS

(in millions of dollars)	March 31, 2007 (unaudited)	December 31, 2006
Assets		
Cash and cash equivalents	5,306	5,785
Investments (Note 2)		
Shares	6,785	5,598
Bonds	74,861	65,246
Mortgages and other loans	15,881	15,823
Loans to policyholders	6,731	6,776
Real estate	2,226	2,218
	106,484	95,661
Funds held by ceding insurers	1,866	12,371
Investment in affiliates, at equity	3,372	2,182
Intangible assets	2,734	2,745
Goodwill	8,477	8,454
Future income taxes	412	471
Other assets	6,485	5,083
	135,136	132,752
Liabilities		
Policy liabilities		
Actuarial liabilities	92,786	89,490
Other	4,382	4,488
Deposits and certificates	808	778
Funds held under reinsurance contracts	1,964	1,822
Debentures and other borrowings (Note 3)	3,404	3,402
Preferred shares of subsidiaries	1,694	1,625
Capital trust securities and debentures (Note 4)	634	646
Future income taxes	972	909
Other liabilities	6,130	9,008
	112,774	112,168
Non-controlling interests (Note 5)	12,675	11,983
Shareholders' Equity		
Stated capital (Note 6)		
Non-participating shares	795	795
Participating shares	472	442
Contributed surplus	63	59
Retained earnings	7,562	7,480
Accumulated other comprehensive income (loss) (Note 7)	795	(175)
	9,687	8,601
	135,136	132,752

CONSOLIDATED STATEMENTS OF EARNINGS

Three months ended March 31 (unaudited) (in millions of dollars, except per share amounts)	2007	2006
Revenues		
Premium income	5,613	3,695
Net investment income	1,145	1,374
Fees and media income	1,516	1,330
	8,274	6,399
Expenses		
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	5,584	4,001
Commissions	596	532
Operating expenses	968	904
Financing charges (Note 8)	86	82
	7,234	5,519
	1,040	880
Share of earnings of affiliates	12	7
Earnings before income taxes and non-controlling interests	1,052	887
Income taxes	251	254
Non-controlling interests (Note 5)	438	379
Net earnings	363	254
Earnings per participating share (Note 9)		
Basic	0.78	0.54
Diluted	0.77	0.54

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Three months ended March 31 (unaudited) (in millions of dollars)	2007	2006
Net earnings	**363**	254
Other comprehensive income (loss)		
Net unrealized gains (losses) on available-for-sale assets		
Unrealized gains (losses)	**20**	–
Income tax on unrealized gains (losses)	**(4)**	–
Reclassification of realized (gains) losses to net earnings	**(72)**	–
Income tax on reclassification of realized (gains) losses to net earnings	**15**	–
	(41)	–
Net unrealized gains (losses) on cash flow hedges		
Unrealized gains (losses)	**2**	–
Income tax on unrealized gains (losses)	–	–
Reclassification of realized (gains) losses to net earnings	**27**	–
Income tax on reclassification of realized (gains) losses to net earnings	**(5)**	–
	24	–
Net unrealized gains (losses) on foreign currency translation	**(55)**	68
Other comprehensive income (loss) before non-controlling interests	**(72)**	68
Non-controlling interests	**57**	(29)
Other comprehensive income (loss)	**(15)**	39
Comprehensive income	**348**	293

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Three months ended March 31 (unaudited) (in millions of dollars)	2007	2006
Stated capital – Non-participating shares		
Non-participating shares, beginning of year	795	795
Issue of non-participating shares	–	–
Non-participating shares, end of period	795	795
Stated capital – Participating shares		
Participating shares, beginning of year	442	417
Issue of participating shares under stock option plan	30	11
Participating shares, end of period	472	428
Contributed surplus		
Contributed surplus, beginning of year	59	37
Stock options	6	7
Non-controlling interests	(2)	(2)
Contributed surplus, end of period	63	42
Retained earnings		
Retained earnings, beginning of year		
As previously reported	7,480	6,478
Change in accounting policy (Note 1)	(181)	–
As restated	7,299	6,478
Net earnings	363	254
Dividends to shareholders		
Non-participating shares	(10)	(10)
Participating shares	(90)	(76)
Retained earnings, end of period	7,562	6,646
Accumulated other comprehensive income (loss) (Note 7)		
Accumulated other comprehensive income (loss), beginning of year	(175)	(468)
Change in accounting policy (Note 1)	985	–
Other comprehensive income (loss)	(15)	39
Accumulated other comprehensive income (loss), end of period	795	(429)
Total Shareholders' Equity	9,687	7,482

CONSOLIDATED STATEMENTS OF CASH FLOWS

Three months ended March 31 (unaudited) (in millions of dollars)	2007	2006
Operating activities		
Net earnings	363	254
Non-cash charges (credits)		
Increase (decrease) in policy liabilities	(52)	129
Decrease (increase) in funds held by ceding insurers	288	52
Increase (decrease) in funds held under reinsurance contracts	26	(78)
Amortization and depreciation	32	27
Future income taxes	6	75
Non-controlling interests	438	379
Other	579	(403)
Change in non-cash working capital	(1,436)	(497)
	244	(62)
Financing activities		
Dividends paid		
By subsidiaries to non-controlling interests	(195)	(170)
Non-participating shares	(10)	(10)
Participating shares	(90)	(76)
	(295)	(256)
Issue of subordinated voting shares	30	11
Issue of common shares by subsidiaries	19	18
Repurchase of common shares by subsidiaries	(18)	(22)
Issuance of debentures and other borrowings	13	–
Repayment of debentures and other borrowings	–	(150)
Other	20	7
	(231)	(392)
Investment activities		
Bond sales and maturities	6,532	7,132
Mortgage loan repayments	469	438
Sales of shares	433	361
Real estate sales	19	119
Proceeds from securitizations	311	86
Change in loans to policyholders	(34)	(87)
Change in repurchase agreements	(427)	114
Investment in bonds	(5,943)	(7,093)
Investment in mortgage loans	(939)	(786)
Investment in shares	(775)	(400)
Investment in real estate	(113)	(72)
Other	(9)	(1)
	(476)	(189)
Effect of changes in exchange rates on cash and cash equivalents	(16)	30
Increase (decrease) in cash and cash equivalents	(479)	(613)
Cash and cash equivalents, beginning of period	5,785	5,332
Cash and cash equivalents, end of period	5,306	4,719

Power Corporation of Canada

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) MARCH 31, 2007
ALL TABULAR AMOUNTS ARE IN MILLIONS OF CANADIAN DOLLARS UNLESS OTHERWISE NOTED.

NOTE 1   SIGNIFICANT ACCOUNTING POLICIES

The interim unaudited consolidated financial statements of Power Corporation of Canada at March 31, 2007 have been prepared in accordance with generally accepted accounting principles in Canada (GAAP). These interim unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2006. These interim unaudited consolidated financial statements do not include all disclosures required for annual financial statements.

The interim unaudited consolidated financial statements have been prepared using the same accounting policies described in Note 1 of the Corporation's consolidated financial statements for the year ended December 31, 2006, except as noted below.

A) CHANGES IN ACCOUNTING POLICIES – FINANCIAL INSTRUMENTS

Effective January 1, 2007, the Corporation adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 4211, *Life Insurance Enterprises*; Section 3855, *Financial Instruments – Recognition and Measurement*; Section 3865, *Hedges*; Section 1530, *Comprehensive Income*.

Under these new standards, all financial assets, including derivatives, must be classified as available for sale, held for trading, held to maturity, or loans and receivables. All financial liabilities, including derivatives, must be classified as held for trading or other. All financial instruments classified as available for sale or held for trading are recognized at fair value on the Consolidated Balance Sheet while financial instruments classified as loans and receivables or other will continue to be measured at amortized cost using the effective interest rate method. The standards allow the Corporation to designate certain financial instruments, on initial recognition, as held for trading.

Changes in the fair value of financial instruments classified as held for trading are reported in Net earnings. Unrealized gains or losses on financial instruments classified as available for sale are reported in Other comprehensive income until they are realized by the Corporation or until the assets are other than temporarily impaired, at which time they are recorded in the Consolidated Statements of Earnings.

The Consolidated Statements of Comprehensive Income have been included in the Corporation's financial statements. The Consolidated Statements of Changes in Shareholders' Equity have replaced the Consolidated Statements of Retained Earnings in the Corporation's financial statements. Unrealized gains and losses on financial assets classified as available for sale, the effective portion of changes in the fair value of cash flow hedging instruments and unrealized foreign currency translation gains and losses are recorded in the Consolidated Statements of Comprehensive Income on a net of tax basis. Other comprehensive income amounts arising from using the equity method to account for the Corporation's investment in its affiliates are recorded in the Consolidated Statements of Comprehensive Income. Accumulated other comprehensive income forms part of Shareholders' equity.

With respect to Great-West Lifeco Inc. (Lifeco), certain investments, primarily investments actively traded in a public market, and certain financial liabilities are measured at their fair value. Investments backing actuarial liabilities, investments backing participating account surplus in The Canada Life Assurance Company (Canada Life), and preferred shares classified as liabilities are designated as held for trading using the fair value option. Changes in the fair value of these investments flow through Net earnings. This impact is largely offset by corresponding changes in the actuarial liabilities which also flow through Net earnings. Investments backing Lifeco's shareholder capital and surplus, with the exception of the investments backing participating account surplus in Canada Life, are classified as available for sale. Unrealized gains and losses on these investments flow through Other comprehensive income until they are realized. Certain investment portfolios are classified as held for trading as a reflection of their underlying nature. Changes in the fair value of these investments flow through Net earnings. There has been no change to the Corporation's method of accounting for real estate or loans.

The remainder of the Corporation's investments in shares was designated as available for sale. The loans portfolio was designated as loans and receivables and is carried at amortized cost.

Derivative instruments, previously off-balance sheet, are recognized at their market value in the Consolidated Balance Sheet. Changes in the fair value of derivatives are recognized in Net earnings except for derivatives designated as effective cash flow hedges.

Derivatives embedded in financial instruments, or other contracts, which are not closely related to the host financial instrument, or contract, must be bifurcated and recognized independently. The change in accounting policy related to embedded derivatives did not have a significant impact on the financial statements of the Corporation.

Three types of hedging relationships are permitted under the new standards: fair value hedges, cash flow hedges, and hedges of net investments in self-sustaining foreign operations. Changes in fair value hedges are recognized in net earnings. The effective portion of cash flow hedges, and hedges of net investments in self-sustaining foreign operations, are offset through Other comprehensive income until the variability in cash flows being hedged is recognized in net earnings.

On January 1, 2007, transition adjustments were made to certain existing financial instruments to adjust their carrying value to market, to recognize derivative financial instruments on the balance sheet, to eliminate the recognition of deferred realized gains of Lifeco with corresponding adjustments to actuarial liabilities and opening retained earnings.

The following table summarizes the adjustments required to adopt the new standards:

	December 31, 2006 As reported	Change in accounting policy	January 1, 2007 Adjusted
Assets			
Cash and cash equivalents	5,785	–	5,785
Investments			
Shares	5,598	844	6,442
Bonds	65,246	1,016	66,262
Mortgages and other loans	15,823	(46)	15,777
Loans to policyholders	6,776	–	6,776
Real estate	2,218	–	2,218
	95,661	1,814	97,475
Investment in affiliates, at equity	2,182	1,157	3,339
All other assets	29,124	(150)	28,974
	132,752	2,821	135,573
Liabilities			
Policy liabilities			
Actuarial liabilities	89,490	3,896	93,386
Other	4,488	–	4,488
Debentures and other borrowings	3,402	–	3,402
Preferred shares of subsidiaries	1,625	71	1,696
Capital trust securities and debentures	646		646
Future income taxes	909	25	934
All other liabilities	11,608	(2,464)	9,144
	112,168	1,528	113,696
Non-controlling interests	11,983	489	12,472
Shareholders' Equity			
Stated capital			
Non-participating shares	795	–	795
Participating shares	442	–	442
Contributed surplus	59	–	59
Retained earnings	7,480	(181)	7,299
Accumulated other comprehensive income	–	810	810
Foreign currency translation adjustments	(175)	175	-
	8,601	804	9,405
	132,752	2,821	135,573

B) FUTURE ACCOUNTING CHANGES

Capital Disclosures

Effective January 1, 2008, the Corporation will be required to comply with CICA Handbook Section 1535, *Capital Disclosures*. The Section establishes standards for disclosing information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. The new requirements are for disclosure only and will not impact financial results of the Corporation.

Financial Instruments Disclosure and Presentation

Effective January 1, 2008, the Corporation will be required to comply with CICA Handbook Section 3862, *Financial Instruments – Disclosures*, and Section 3863, *Financial Instruments – Presentation*. These sections will replace existing Section 3861, *Financial Instruments – Disclosure and Presentation*. Presentation standards are carried forward unchanged. Disclosure standards are enhanced and expanded to complement the changes in accounting policy adopted in accordance with Section 3855, *Financial Instruments – Recognition and Measurement*.

C) COMPARATIVE FIGURES

Certain of the 2006 amounts presented for comparative purposes have been reclassified to conform to the presentation adopted in the current year.

Comparative figures have not been restated to conform with the new Financial Instruments accounting policies adopted January 1, 2007. CICA guidance explicitly prevents restatements of comparative information under the new standards.

NOTE 2   INVESTMENTS

	March 31, 2007					December 31, 2006
	Available for sale	Held for trading	Loans and receivables	Non-financial instruments	Total	
Shares	2,060	4,725	–	–	6,785	5,598
Bonds	5,148	59,863	9,850	–	74,861	65,246
Mortgages and other loans	–	–	15,881	–	15,881	15,823
Loans to policyholders	–	–	6,731	–	6,731	6,776
Real estate	–	–	–	2,226	2,226	2,218
	7,208	64,588	32,462	2,226	106,484	95,661

NOTE 3   DEBENTURES AND OTHER BORROWINGS

	March 31, 2007	December 31, 2006
Power Financial Corporation		
6.90% debentures, due March 11, 2033	250	250
IGM Financial Inc.		
6.75% debentures 2001 Series, due May 9, 2011	450	450
6.58% debentures 2003 Series, due March 7, 2018	150	150
6.65% debentures 1997 Series, due December 13, 2027	125	125
7.45% debentures 2001 Series, due May 9, 2031	150	150
7.00% debentures 2002 Series, due December 31, 2032	175	175
7.11% debentures 2003 Series, due March 7, 2033	150	150
Great-West Lifeco Inc.		
Subordinated debentures due December 11, 2013 bearing a fixed rate of 5.80% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	203	204
6.75% debentures due August 10, 2015, unsecured	200	200
6.14% debentures due March 21, 2018, unsecured	200	200
6.40% subordinated debentures due December 11, 2028, unsecured	101	101
6.74% debentures due November 24, 2031, unsecured	200	200
6.67% debentures due March 21, 2033, unsecured	400	400
6.625% deferrable debentures due November 15, 2034, unsecured (US$175 million)	201	205
7.153% subordinated debentures due May 16, 2046, unsecured (US$300 million)	345	351
Notes payable with interest of 8.0%	8	8
Other		
Term loan at prime plus a premium varying between 1.0% and 1.5% or Bankers' Acceptance plus a premium varying between 2.0% and 2.5% due May 13, 2013 (effective rate of 8.22% at December 31, 2006)	50	50
Bank loan at prime plus a premium, varying between 0.375% to 2.5% due May 13, 2010 (effective rate 6.08% at December 31, 2006)	46	33
	3,404	3,402

NOTE 4   CAPITAL TRUST SECURITIES AND DEBENTURES

	March 31, 2007	December 31, 2006
Capital trust debentures		
5.995% senior debentures due December 31, 2052, unsecured (GWLCT)	350	350
6.679% senior debentures due June 30, 2052, unsecured (CLCT)	300	300
7.529% senior debentures due June 30, 2052, unsecured (CLCT)	150	150
	800	800
Acquisition related fair market value adjustment	30	31
Capital trust securities held by consolidated group as temporary investments	(196)	(185)
	634	646

Great-West Life Capital Trust (GWLCT), a trust established by The Great-West Life Assurance Company (Great-West Life), had issued $350 million of capital trust securities, the proceeds of which were used by GWLCT to purchase Great-West Life senior debentures in the amount of $350 million, and Canada Life Capital Trust (CLCT), a trust established by The Canada Life Assurance Company (Canada Life), had issued $450 million of capital trust securities, the proceeds of which were used by CLCT to purchase Canada Life senior debentures in the amount of $450 million.

NOTE 5   NON-CONTROLLING INTERESTS

	March 31, 2007	December 31, 2006
Non-controlling interests include		
Participating policyholders	2,042	1,884
Preferred shareholders of subsidiaries	2,653	2,653
Common shareholders of subsidiaries	7,980	7,446
	12,675	11,983

Three months ended March 31	2007	2006
Earnings attributable to non-controlling interests include		
Earnings attributable to participating policyholders	29	30
Dividends to preferred shareholders of subsidiaries	37	30
Earnings attributable to common shareholders of subsidiaries	372	319
	438	379

NOTE 6   CAPITAL STOCK AND STOCK OPTION PLAN
STATED CAPITAL

	March 31, 2007	December 31, 2006
Non-Participating Shares		
Cumulative Redeemable First Preferred Shares, 1986 Series		
Authorized – Unlimited number of shares		
Issued – 899,878 shares	45	45
Series A First Preferred Shares		
Authorized and issued – 6,000,000 shares	150	150
Series B First Preferred Shares		
Authorized and issued – 8,000,000 shares	200	200
Series C First Preferred Shares		
Authorized and issued – 6,000,000 shares	150	150
Series D First Preferred Shares		
Authorized and issued – 10,000,000 shares	250	250
	795	795
Participating Shares		
Participating Preferred Shares		
Authorized – Unlimited number of shares		
Issued – 48,854,772 shares	27	27
Subordinate Voting Shares		
Authorized – Unlimited number of shares		
Issued – 404,851,082 (2006 – 402,606,144) shares	445	415
	472	442

STOCK-BASED COMPENSATION

During the first quarter of 2007, 1,209,075 options were granted under the Corporation's stock option plan (no options were granted in the first quarter of 2006). The fair value of these options was estimated using the Black–Scholes option-pricing model with the following assumptions:

	2007	2006
Dividend yield	2.1%	–
Expected volatility	15.5%	–
Risk-free interest rate	4.0%	–
Expected life (years)	7	–
Fair value per option granted ($/option)	$7.11	–

For the three months ended March 31, 2007, compensation expense relating to the stock options granted by the Corporation and its subsidiaries amounted to $6 million ($7 million in 2006).

Options were outstanding at March 31, 2007 to purchase, until March 25, 2017, 11,158,972 subordinate voting shares at various prices from $11.3625 to $37.07. During the three months ended March 31, 2007, 2,244,938 subordinate voting shares (1,285,015 in 2006) were issued under the Corporation's plan for an aggregate consideration of $30 million ($11 million in 2006).

NOTE 7   ACCUMULATED OTHER COMPREHENSIVE INCOME

Three months ended March 31, 2007	Unrealized gains (losses), on			
	Available-for-sale assets	Cash flow hedges	Foreign currency translation	Total
Balance, beginning of year	–	–	(175)	(175)
Change in accounting policy (Note 1)	1,708	(43)	–	1,665
Income taxes	(135)	8	–	(127)
	1,573	(35)	–	1,538
Non-controlling interests	(574)	21	–	(553)
Net change in accounting policy	999	(14)	–	985
Other comprehensive income (loss)	(52)	29	(55)	(78)
Income taxes	11	(5)	–	6
	(41)	24	(55)	(72)
Non-controlling interests	39	(15)	33	57
	(2)	9	(22)	(15)
Balance, end of period	997	(5)	(197)	795

Three months ended March 31, 2006	Unrealized gains (losses), on			
	Available-for-sale assets	Cash flow hedges	Foreign currency translation	Total
Balance, beginning of year	–	–	(468)	(468)
Other comprehensive income (loss)	–	–	68	68
Income taxes	–	–	–	–
	–	–	68	68
Non-controlling interests	–	–	(29)	(29)
	–	–	39	39
Balance, end of period	–	–	(429)	(429)

NOTE 8   FINANCING CHARGES

Financing charges include interest on debentures and other borrowings, together with distributions and interest on capital trust securities and debentures, and dividends on preferred shares classified as liabilities.

Three months ended March 31	2007	2006
Interest on debentures and other borrowings	56	53
Preferred share dividends	16	19
Interest on capital trust debentures	12	12
Distributions on capital trust securities held by consolidated group as temporary investments	(3)	(3)
Other	5	1
	86	82

NOTE 9   EARNINGS PER SHARE

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per participating share computations:

Three months ended March 31	2007	2006
Net earnings	363	254
Dividends on non-participating shares	(10)	(10)
Net earnings available to participating shareholders	353	244
Weighted number of participating shares outstanding (millions)		
– Basic	452.4	449.6
Exercise of stock options	11.2	11.9
Shares assumed to be repurchased with proceeds from exercise of stock options	(7.0)	(6.7)
Weighted number of participating shares outstanding (millions)		
– Diluted	456.6	454.8

NOTE 10   PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS

The total benefit costs included in operating expenses are as follows:

Three months ended March 31	2007	2006
Pension plans	16	25
Other post-retirement benefits	7	8
	23	33

NOTE 11   SECURITIZATIONS

During the first quarter of 2007, IGM Financial Inc. (IGM) securitized $314 million ($86 million in 2006) of residential mortgages through sales to commercial paper conduits and received net cash proceeds of $311 million ($86 million in 2006). IGM's retained interest in the securitized loans was valued at $9 million ($2 million in 2006). A pre-tax gain on sale of $3 million (nil in 2006) was recognized and reported in Net investment income in the Consolidated Statements of Earnings.

NOTE 12   SEGMENTED INFORMATION

Information on Profit Measure

Three months ended March 31, 2007	Lifeco	IGM	Parjointco	Other	Total
Revenues					
Premium income	5,613	–	–	–	5,613
Net investment income	1,002	63	–	80	1,145
Fees and media income	764	658	–	94	1,516
	7,379	721	–	174	8,274
Expenses					
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	5,584	–	–	–	5,584
Commissions	378	231	–	(13)	596
Operating expenses	667	157	–	144	968
Financing charges	51	22	–	13	86
	6,680	410	–	144	7,234
	699	311	–	30	1,040
Share of earnings of affiliates	–	–	18	(6)	12
Earnings before income taxes and non-controlling interests	699	311	18	24	1,052
Income taxes	138	99	–	14	251
Non-controlling interests	320	134	6	(22)	438
Contribution to consolidated net earnings	241	78	12	32	363

Information on Profit Measure

Three months ended March 31, 2006	Lifeco	IGM	Parjointco	Other	Total
Revenues					
Premium income	3,695	–	–	–	3,695
Net investment income	1,323	57	–	(6)	1,374
Fees and media income	657	589	–	84	1,330
	5,675	646	–	78	6,399
Expenses					
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	4,001	–	–	–	4,001
Commissions	342	202	–	(12)	532
Operating expenses	626	149	–	129	904
Financing charges	47	22	–	13	82
	5,016	373	–	130	5,519
	659	273	–	(52)	880
Share of earnings of affiliates	–	–	10	(3)	7
Earnings before income taxes and non-controlling interests	659	273	10	(55)	887
Income taxes	169	87	–	(2)	254
Non-controlling interests	282	118	3	(24)	379
Contribution to consolidated net earnings	208	68	7	(29)	254

NOTE 13   ACQUISITIONS

(a) Putnam Investments Trust
On February 1, 2007, Lifeco announced that it had entered into agreements with Marsh & McLennan Companies, Inc. whereby Lifeco will acquire the asset management business of Putnam Investments Trust (Putnam), and Great-West Life will acquire Putnam's 25% interest in T.H. Lee Partners for approximately $402 million (US$350 million). The parties will make an election under section 338(h)(10) of the U.S. Internal Revenue Code that will result in a tax benefit that Lifeco intends to securitize for approximately $632 million (US$550 million). In aggregate these transactions represent a value of approximately $4.5 billion (US$3.9 billion).

Funding for the transaction will come from internal resources as well as from proceeds of an issue of Lifeco common shares of no more than $1.2 billion, the issuance of debentures and hybrids, a bank credit facility, and an acquisition tax benefit securitization. This transaction is subject to regulatory approval and certain other conditions.

(b) Other Acquisitions
On April 9, 2007, Great-West Life Annuity Insurance Company (GWL&A) entered into an agreement to acquire an 80% majority interest in Benefit Management Corp., whose principal subsidiary is Allegiance Benefit Plan Management, Inc., a Montana-based third-party administrator of employee health plans.

END